Exhibit 99.2

ASX ANNOUNCEMENT
10 July 2026

Elevra Lithium Provides Update on June 2026 Quarter Production and Sales

North American lithium producer Elevra Lithium Limited (“Elevra”) (ASX:ELV; NASDAQ:ELVR) provides an update for the quarter ended 30 June 2026 from its North American Lithium (“NAL”) operation in Québec, Canada.

During the June 2026 quarter1, NAL produced approximately 54,479 dry metric tonnes (“dmt”) of spodumene concentrate and recorded sales of approximately 33,977dmt. Average realised pricing for the quarter was approximately US$919 per dmt sold, FOB on a provisional basis. While operational performance was strong, realised pricing for the quarter is below current spot market pricing due to contractual lagged pricing mechanisms as previously disclosed in the March 2026 Quarterly Report2.

Production at NAL for the June 2026 quarter represented a 15% increase from the March 2026 quarter and the second highest quarterly production achieved by NAL to date. Production in May of approximately 22,202 dmt was a monthly record and full year production totalled approximately 197,968 dmt.

Operational performance reflected continued focus on plant optimisation, ore feed consistency and recovery improvements as the Company advances initiatives to enhance throughput and operating efficiency.

Sales volumes for the June 2026 quarter were 33,977 dmt, reflecting customer delivery schedules with provisional inventory on hand at the end of the June 2026 quarter of 40,863 dmt.

The June 2026 quarter shipments were made to contractual customers which incorporated a lagged pricing mechanism reflecting average market prices during October 2025 - March 20262. As a result, the June 2026 quarter realised pricing reflects a lower historical pricing environment. Deliveries in the June 2026 quarter included the final volumes under Elevra’s most substantial legacy contract with a lagged pricing mechanism. As such, future realised pricing (Q1 FY27 and beyond) is expected to align more closely with prevailing spot market pricing.

This ASX release has been made to ensure compliance and best practice under ASX Guidance Note 8. A full June 2026 Quarterly Activities Report, including final detailed operational and financial metrics, will be released later in July 2026.

Announcement authorised for release by Elevra’s Managing Director and Chief Executive Officer.

1 All figures included in this ASX release are provisional and subject to revision. Final figures will be provided in the full June 2026 Quarterly report to be released later in July 2026.
2 See ASX release dated 23 April 2026 “March 2026 Quarterly Activities Report.”

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia
+61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

About Elevra Lithium
Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States and Western Australia.
Elevra’s assets comprise North American Lithium (100%), a 60% stake in the Moblan Lithium Project in Central Québec and the Carolina Lithium project (100%) in the United States.
In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.
For more information, please visit us at www.elevra.com or contact:

Andrew Barber
Investor Relations
PH: +617 3369 7058

ELEVRA LITHIUM	2